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Exhibit 12

CENTURYLINK, INC.

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

	Years Ended December 31,
	2011	2010	2009	2008	2007
	(Dollars in millions)
Income before income tax expense	$948	1,531	813	561	620
Less: Income from equity investee	(13)	(16)	(19)	(13)	(16)
Add: estimated fixed charges	1,223	615	418	229	245
Add: estimated amortization of capitalized interest	12	2	2	1	2
Add: distributed income of equity investee	14	16	20	16	10
Less: interest capitalized	(25)	(13)	(3)	(2)	(2)

Total earnings available for fixed charges	$2,159	2,135	1,231	792	859

Estimate of interest factor on rentals	126	57	48	27	31
Interest expense, including amortization of premiums, discounts and debt issuance costs	1,072	545	367	200	212
Interest capitalized	25	13	3	2	2

Total fixed charges	$1,223	615	418	229	245

Ratio of earnings to fixed charges	1.77	3.47	2.94	3.46	3.51

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  Exhibit 12
CENTURYLINK, INC. CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES (UNAUDITED)